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SEP 12 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana Aden — (212) 891-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2020

GALLATIN CAPITAL LLC

Statement of Financial Condition

With

Report of Independent Registered Public Accounting Firm

For the Period January 1, 2017 to June 30, 2018

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
FOR THE PERIOD JANUARY 1, 2017 TO JUNE 30, 2018

Table of Contents

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016

September 10, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

ASSETS:		
Cash	$	984,265
Fees receivable		2,462,564
Property and equipment, net of accumulated depreciation		4,247
Security Deposit		125,691
Other Assets		25,181
TOTAL ASSETS	$	3,601,948

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	167,892
Commissions Payable		1,413,100
Deferred income tax liability		20,000
TOTAL LIABILITIES		1,600,992
MEMBERS' EQUITY		2,000,956
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,601,948

See Accompanying Notes to Financial Statements

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD JANUARY 1, 2017 TO JUNE 30, 2018

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable and Allowance for Doubtful Accounts
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2018.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue Recognition
Fee income is derived from retainers and subscription fees related to capital raising capital for hedge funds. The retainers are recognized in accordance with the terms of their respective agreements. The subscription fees are recognized upon a closing of a private placement.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has paid estimated quarterly taxes for the period January 1, 2017 to June 30, 2018.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2018, the Company had deferred income tax liabilities of $20,000 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable.

Income Taxes (Continued)
The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of the financial statement is in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASU 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim and annual periods beginning after December 15, 2017, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. Management has determined that adoption of the standards will have minimal impact on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 4) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $729,206, which was $623,806 in excess of its required net capital of $105,400. The Company's ratio of aggregate indebtedness to net capital was 2.17 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2018, the amount in excess of insured limits was $734,265.

Revenue

During the period January 1, 2017 to June 30, 2018, approximately 72% of the Company's revenue was from six customers.

Fees receivable

As of June 30, 2018, approximately 56% of the Company's fees receivable balance was from one customer.

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of June 30, 2018:

Furniture and fixtures	$	151,034
Office equipment		29,169
Computer software		8,390
		188,593
Less: Accumulated depreciation		184,346
	$	4,247

Depreciation expense for the period January 1, 2017 to June 30, 2018 was $20,171.

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software is 5 years.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD JANUARY 1, 2017 TO JUNE 30, 2018

NOTE 6 – COMMITMENTS:

Operating Lease
The Company has a lease for office space in New York City which expires on June 30, 2023. The lease is secured by a $124,783 letter of credit, held by the landlord. At June 30, 2018, future minimum annual lease payments are as follows:

	Rent payments
2019	499,133
2020	499,133
2021	499,133
2022	499,133
Thereafter	499,134
	$ 2,495,666

Rent expense for the period January 1, 2017 to June 30, 2018 was $488,373.

NOTE 7 – INCOME TAXES:

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax benefit of $65,798 for the period January 1, 2017 to June 30, 2018, results from the New York City "UBT". The benefit consisted of $179,753 in refunds from prior year tax returns that were filed during the period. The tax expense for the period was $113,955.

The Company recognized a deferred tax liability of $20,000 for the period January 1, 2017 to June 30, 2018, for the aggregate amount of timing differences related to the UBT. The Company's effective UBT rate for the period January 1, 2017 to June 30, 2018 differs from the statutory rate of 4% due to the treatment of fees receivable, deferred revenue, prepaid expenses, deferred rent, accrued expenses and accounts payable.

NOTE 8 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units, 1,000 authorized Class B Units and 1,000 authorized Class C Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of Members, or to have notice of such meetings. As of June 30, 2018, there were 200 Class A Units and 0 Class B Units, issued and outstanding.

In accordance with the Company's operating agreement each Class C Unit will not (i) have any right to participate in the management of the Company; (ii) any voting power, to any right to participate in any meeting or vote of Members or to have notice of such meetings; (iii) any allocations of Profit or Loss; (iv) any distributions of cash, other than distributions in kind made pursuant to the Company's operating agreement (in which case such distribution will be made as if the Class C holder held a Percentage interest of 17%); (v) subscribe to purchase any equity interests of the Company; or (vi) transfer his or her Class C Units or Interest or receive any value thereof upon a sale of outstanding Units of the Company or upon the sale, dissolution or the liquidation of the Company. As of June 30, 2018, there were 41 Class C Units issued and outstanding.

NOTE 9 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $18,500 under age 50 and $24,500 over age 50 for the period January 1, 2017 to June 30, 2018. The Employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations.

NOTE 10 - SUBSEQUENT EVENTS:

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through September 10, 2018 which is the date this financial statement was issued.